UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hackrod, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 21, 2017

Physical address of issuer
21700 Oxnard Street, Suite 2070, Woodland Hills, CA 91367

Website of issuer
www.hackrod.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the Intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary shall receive Crowd Notes in a principal amount that is equal to two percent (2.0%) of the aggregate principal amount of all Crowd Notes issued in the Offering.

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 14, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$214,354.00	$0.00
Cash & Cash Equivalents	$214,354.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	0.00	$0.00
Long-term Debt	$310,000.00	$0.00
Revenue/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00

Net Income	-$159,757.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 18, 2018

FORM C

Hackrod Inc.



Up to $1,070,000.00 in Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Hackrod Inc., a Delaware corporation (the "Company", as well as references to "we", "us" or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1) (2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in in the Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at hackrod.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 18, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE

BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company

to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.hackrod.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Hackrod Inc. (the "Company" or "Hackrod") is a Delaware corporation, formed on February 21, 2017.

The Company is located at 21700 Oxnard Street, Suite 2070, Woodland Hills, CA 91367.

The Company's website is www.hackrod.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Hackrod is creating a cloud-based software platform for transport designers and hobbyists. Linking Artificial Intelligence, engineering simulators, industrial 3D printing and a distributed supply network, we will allow the consumer to have a hand in the creation of bespoke vehicle solutions.

The Offering

Minimum amount of Crowd Notes being offered	50,000
Total Crowd Notes outstanding after Offering (if minimum amount reached) [1]	50,000
Maximum amount of Crowd Notes	1,070,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security [2]	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 14, 2018
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 22 hereof.

(1) The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

(2) The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations

and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Michael McCoy, the Chief Executive Officer, Felix Holst, the Chief Product Officer, and Dr. Slade Gardner, the Chief Technology Officer of the Company. The Company has or intends to enter into employment agreements with Michael McCoy, Felix Holst, and Dr. Slade Gardner although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Michael McCoy, Felix Holst, and Dr. Slade Gardner could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past

infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Michael McCoy, Felix Holst, and Dr. Slade Gardner for conducting its operations and executing its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Michael McCoy, Felix Holst or Dr. Slade Gardner die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as vehicle design and manufacturing where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service

offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Government mandated safety standards are costly and technologically challenging.
Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under

the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.
The Company has not yet authorized a preferred class of membership interest, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings. Therefore, you will not have the same anti-dilution protections as major investors.

Purchasers who are not Major Investors will not be entitled to any inspection rights or information other than those required by Regulation Crowdfunding.
Unless you are a Major Investor, you will not have the right to inspect the books and records of the Company or receive financial or other information beyond what is required by Regulation Crowdfunding as convertible note holders are not considered shareholders. Other equity holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put convertible note holders at a disadvantage compared to other security holders.

Your ownership of the Conversion Shares will be subject to dilution.
Owners of the Crowd Notes and, upon conversion, the conversion shares, do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20.0% or more beneficially own up to 70.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the

Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Hackrod is creating a cloud-based software platform for transport designers and hobbyists. By linking artificial intelligence, engineering simulators, industrial 3D printing and a distributed supply network, Hackrod will allow the consumer to have a hand in the creation of bespoke vehicle solutions.

Business Plan
The Company's business strategy leverages the experience of its founders in three key strategic areas: media, design, and advanced manufacturing, to develop a concierge service for bespoke vehicle designing and manufacturing. The long-term goals of the company are to develop and own a software platform that will democratize complex designing and manufacturing, connect specialist suppliers, and make it as easy to design a car as playing a video game.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Media Design Manufacturing	Bespoke vehicle design for Media and motorsports. Research and development of cutting edge manufacturing solutions. Specifically, large 3D printing.	Entertainment industry, motorcycle and auto racing, aerospace and defense contracts.

Our first production vehicle, the 'Bandita' sports car will be prototyped with the proceeds of the offering. This single car will serve as the proof of concept for a connected technology platform that in the future will automate the complex tasks and allow consumers design their own vehicles to personal specifications.

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Competition
The Company's primary competitors are Local Motors and Divergent 3D.

The fledgling world of on-demand vehicle manufacturers is dominated by the two companies listed above. However, we see our advantage in the area of making consumers co-creators. As advanced manufacturing goes online, the cost of manufacturing individual products plummets. We are entering an age where every product manufactured can be unique without the need for expensive tooling. Hackrod aims to combine this advantage with developments in artificial intelligence driven design software to allow our clients to have a hand in creating exactly what they want with guaranteed success. We plan to follow the principle set out in the footwear industry by NIKE iD and MI Adidas and apply it to vehicle design and manufacturing.

Customer Base
The Company's customers are primarily in the entertainment, motorsports, custom car and defense markets

Intellectual Property
The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change. Additionally, we anticipate that the Low Volume Vehicle Manufacturing Act will over time create much higher demand for bespoke vehicles and motorcycles.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 21700 Oxnard Street, Suite 2070, Woodland Hills, CA 91367.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$74,900.00
Research and Development	40.00%	$20,000.00	16.36%	$175,000.00
Future Wages	40.00%	$20,000.00	32.71%	$350,000.00
General Working Capital	13.00%	$6,500.00	6.55%	$70,100.00
Equipment Purchases	0.00%	$0.00	14.02%	$150,000.00
General Marketing	0.00%	$0.00	9.35%	$100,000.00
Manufacturing	0.00%	$0.00	14.02%	$150,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,070,000.00**

* The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael McCoy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Hackrod Inc., January 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Hackrod Inc., January 2015–Present
Chief Executive Officer, Director, Producer, Bandito Brothers, January 2016–February 2016

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael McCoy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Hackrod Inc., January 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Hackrod Inc., January 2015–Present
Chief Executive Officer, Director, Producer, Bandito Brothers, January 2016–February 2016

Name
Slade Gardner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, Hackrod Inc., April 2016–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer Hackrod Inc., April 2016–Present
LM Fellow of Advanced Manufacturing and Materials at Lockheed Martin Space Systems Company, February 2010–March 2016

Name
Felix Holst

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Product Officer, Hackrod Inc., January 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Product Officer at Hackrod Inc., January 2015–Present
Vice President Creative (Wheels Division) at Mattel, 2009-2015

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Common Stock
The Company has authorized fifteen million (15,000,000) shares of $0.00001 par value common stock (the " Common Stock"). To date, the Company has authorized the sale and issuance of an aggregate of 10,125,818 shares of its Common Stock.

On March 1, 2017, 10,050,251 shares of the Company's Common Stock were issued to its founders and service providers, pursuant to individual Founder's Restricted Stock Purchase Agreements and one Common Stock Purchase Agreement. Summaries of the agreements are described in more detail below:
- 4,464,000 shares of Common Stock were sold at par value to a founder for the purchase price of $446.40, partially subject to a 48-month vesting schedule, beginning on the date of issuance. 2,046,000 of the shares vested immediately and 2,418,000 of the shares were subject to vesting, provided the purchaser is continuously employed by the Company. Vesting accelerates upon a change of control of the Company, as defined in said agreement, or if purchaser's employment is terminated during the period commencing ninety (90) days prior to the execution of a definitive agreement providing for the consummation of such change of control and ending on the first anniversary of the consummation of such change of control, without cause, change of control and ending on the first anniversary of the consummation of such change of control, without cause.
- 563,000 shares of Common Stock were sold at par value to a founder for the purchase price of $56.30, partially subject to a 48-month vesting schedule, beginning March 15, 2017. 164,206 of the shares vested immediately and 398,794 of the shares were subject to vesting, provided the purchaser is continuously employed by the Company. Vesting accelerates upon a change of control of the Company, as defined in said agreement, if purchaser's employment is terminated during the period commencing ninety (90) days prior to the execution of a definitive agreement providing for the consummation of such Change of Control and ending on the first anniversary of the consummation of such change of control, without cause.

On May 13, 2017, an additional 563,000 shares of Common Stock were sold at par value to a service provider for the purchase price of $56.30, partially subject to a 24-month vesting schedule, beginning June 1, 2017. 351,875 of the shares vested immediately and 211,125 of the shares were subject to the vesting schedule, provided the service provider is continuously employed by the Company. Vesting accelerates upon a change of control of the Company, as defined in said agreement. Subsequently, this shareholder entered into a certain common stock transfer agreement selling 75,567 shares of the Company's Common Stock for an aggregate purchase price of $5.03. Currently, the service provider maintains an ownership of 487,433 shares of Common Stock in the Company.

On May 17, 2017, the Company entered into a Common Stock Purchase Agreement for the sale of 50,251 shares of the Company's Common Stock to its legal service provider at an aggregate purchase price of $5.03, all of which were fully vested upon issuance.

Thereafter, on October 1, 2017, the LLC owning 75,567 shares of the Company's Common Stock purchased an additional 75,567 shares of the Company's Common Stock, at par value, for an aggregate purchase of $75.57. As of date, the LLC owns 151,134 fully vested shares of Common Stock.

On January 15, 2018, the Company sold 1,717,000 shares of Common Stock to a founder at an aggregate purchase price of $171.70, partially subject to a 48-month vesting schedule, beginning on February 1,2018. 608,104 of the shares vested immediately and 1,108,896 of the shares were subject to vesting, provided the purchaser is continuously employed by the Company. Vesting accelerates upon a change of control of the Company, as defined in said agreement, or if purchaser's employment is terminated without cause or good reason, as defined in the agreement.

Convertible Debt
The Company has issued the following outstanding convertible securities:

In October 2017, the Company issued $112,500.00 of convertible promissory notes bearing interest at a rate of 5.0 % per annum. Principal and all accrued and unpaid interest are due and payable on the earlier of (i) eighteen (18) months from the issuance date, or (ii) upon the occurrence of an event of default. The terms of these convertible notes call for principal and unpaid interest to automatically convert into shares of the Company's common stock at a conversion discount of 20.0% or a conversion cap of $4,000,000.00, in the event of a qualified equity financing of not less than $1,000,000.00, prior to the maturity date. As additional consideration towards the agreement, the Company entered into an Option Agreement to purchase one (1) additional convertible note at a face value of $150,000.00, and at an exercise price of $150,000.00. The terms of the convertible note in the Option Agreement are at the same as the terms of the convertible notes issued. The purchaser has the right to exercise the option until the date of the closing of a qualified equity financing. The option would terminate on the date of closing a sale of the Company and/or upon the expiration of the exercise period.

In October 2017, the Company further issued $37,500.00 of convertible promissory notes bearing interest at a rate of 5.0% per annum. Principal and all accrued and unpaid interest are due and payable on the earlier of (i) eighteen (18) months from the issuance date, or (ii) upon the occurrence of an event of default. The terms of these convertible notes call for principal and unpaid interest to automatically convert into shares of the Company's common stock at a conversion discount of 20% or a conversion cap of $4,000,000 in the event of a qualified equity financing of not less than $1,000,000.00, prior to the maturity date.

On January 4, 2018, the Company issued $10,000.00 of convertible promissory notes bearing interest at 5.0% per annum. Principal and all accrued and unpaid interest are due and payable on the earlier of (i) eighteen (18) months from the issuance date, or (ii) upon the occurrence of an event of default. The terms of these convertible notes call for principal and unpaid interest to automatically convert into shares of the Company's common stock at a conversion discount of 20% or a conversion cap of $4,000,000 in the event of a qualified equity financing of not less than $1,000,000.00, prior to the maturity date.

On January 5, 2018, the Company issued $150,000.00 of convertible promissory notes bearing interest at 5.0% per annum. Principal and all accrued and unpaid interest are due and payable on the earlier of (i) eighteen (18) months as of the issuance date, or (ii) upon the occurrence of an event of default. The terms of these convertible notes call for principal and unpaid interest to automatically convert into shares of common stock at a conversion discount of 20.0% or a conversion cap of $4,000,000 upon a qualified equity financing of not less than $1,000,000.00, prior to the maturity date.

Debt
The Company does not have any outstanding debt.

Valuation
The Company has not conducted any third-party valuation or appraisal. The Securities being sold in this Offering are Crowd Notes. The Securities (collectively, "Crowd Notes") may convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing. There are several ways to value a company such as liquidation value, book value, and earnings approach, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the

cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Ownership
The majority of the Company is owned by the three founders- Michael McCoy, Felix Host and Slade Gardner.

Listed below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Michael McCoy	44.09%
Felix Holst	26.60%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company incurred net operating expenses of $159,757.00 for the year ending December, 2017. The Company did not generate income from operations the same year, resulting in a net loss of $159,757.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $11,049.00 for the year ending December 31, 2017.

Advertising
The Company expenses the cost of advertising as incurred and aggregated $45,455.00 for the year ending December 31, 2017.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the fiscal year ended December 31, 2017. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise tax filing requirements in the states of California and Delaware and income tax filing requirements in the State of California. The Company's tax filing in the State of Delaware for 2017 will remain subject to review by that State for three years from the original due date, or the date filed, whichever is later.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. The Company does currently not have any additional sources of capital other than the proceeds from the Offering. Currently, our monthly burn rate is approximately $13,000.00.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future if the maximum offering amount in this Offering is reached: a twin gantry 5 axis CXNC machine, welding equipment, laser sintering 3D metal printer, four engineering computer work stations, and four industrial design computer work stations.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 14, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing

will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Paper Certificate in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Note instrument in conjunction with the following summary information.

Authorized Capitalization
See "Capitalization and Ownership" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Interest Rate
5.0% per annum

Valuation Cap
$7,000,000.00

Maturity Date
None

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to or in connection with the closing of the Qualified Equity Financing.

Qualified Equity Financing shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics

Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price

Conversion Shares shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be Series A-1 Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

      i.   Holders of conversion shares shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

      ii.   Holders of Conversion Shares shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Conversion Price with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

Major Investor shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

Outstanding Principal shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

"Corporate Transaction" shall mean:
    i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
    iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination

This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Purchaser pursuant to a Corporate Transaction.

Voting and Control

The Securities have the following voting rights:

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In November 2017, the Company entered into a development services agreement with a corporation, Fast 52 Inc. Michael McCoy, the Director, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company is also the Chief Executive Officer of Fast 52 Inc. The development services agreement provides that the Company will provide Fast 52 Inc. with the concept vehicle design to support the pre-production work for a feature film and production design of approximately 50 individual vehicles.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

In November 2017, the Company entered into a development services agreement with a corporation, Fast 52 Inc. Michael McCoy, the Director, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company is also the Chief Executive Officer of Fast 52 Inc. The agreement provides that the Company will provide Fast 52 Inc. with the concept vehicle design to support the pre-production work for a feature film and production design of approximately 50 individual vehicles.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualification under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael McCoy
_____
(Signature)

Michael McCoy
_____
(Name)

Director, Chief Executive Officer, Chief Financial Officer, Secretary
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael McCoy
_____
(Signature)

Michael McCoy
_____
(Name)

Director, Chief Executive Officer, Chief Financial Officer, Secretary
_____
(Title)

January 18, 2017
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Company Pitch Deck
Exhibit E   Video Transcript

EXHIBIT A
Financial Statements

HACKROD, INC.

Unaudited Financial Statements For The Year Ended December 31, 2017

January 12, 2018



Independent Accountant's Review Report

To Management
Hackrod, Inc.
Woodland Hills, CA

We have reviewed the accompanying balance sheet of Hackrod, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 12, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HACKROD, INC.
BALANCE SHEET
DECEMBER 31, 2017

_____

ASSETS

CURRENT ASSETS
Cash

$ 214,354

TOTAL CURRENT ASSETS

214,354

TOTAL ASSETS

214,354

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES
Convertible Notes

310,000

TOTAL LIABILITIES

310,000

SHAREHOLDERS' EQUITY
Common Stock (15,000,000 shares authorized, 10,075,567 shares issued, $.00001 par value)

101

Additional Paid in Capital

64,009

Retained Earnings (Deficit)

(159,757)

TOTAL SHAREHOLDERS' EQUITY

(95,647)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

$ 214,354

HACKROD, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Operating Expense

Outside Services (Development)	103,254
Advertising	45,455
General & Adminstrative	11,049
	159,757
Net Income from Operations	(159,757)
Net Income	$ (159,757)

HACKROD, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(159,757)
Net Cash Flows From Operating Activities		(159,757)
Cash Flows From Financing Activities		
Change in Notes Payable		310,000
Issuance of Stock		64,110
Net Cash Flows From Investing Activities		374,110
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		214,354
Cash at End of Period	$	214,354

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Hackrod, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company develops software that supports advanced design and manufacturing techniques.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue primarily from online advertising. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the fiscal year ended December 31, 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filing for 2017will remain subject to review by the Internal Revenue Service for three years from the original due date, or the date filed, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filing in the State of California for 2017 will remain subject to review by that State for four years from the original due date, or the date filed, whichever is later.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2017 will remain subject to review by that State for three years from the original due date, or the date filed, whichever is later.

NOTE C- DEBT

In 2017, the Company issued a series of convertible notes for the purpose of raising operating capital ("the Notes"). The Notes accrue interest at the rate of 5% per year, compounded daily, are unsecured, and mature eighteen months from the date of issue. The Notes are convertible to equity in the Company at a 20% discount to fair value of the equity issued in the event of default, if unpaid at the date of maturity, or incidental to a change of control of the Company. The Notes, plus any accrued and unpaid interest, may be prepaid at any time without penalty.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 12, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



Company: Hackrod

Market: Automotive

Product: Digital manufacturing company redefining the way vehicles are designed, engineered, and produced

Company Highlights

- Hackrod is currently laying claim to the world's first car designed in virtual reality, engineered by artificial intelligence, made with the full potential of advanced manufacturing, and delivered by the supply chain of the future
- Ongoing partnership with design software company AutoDesk to create virtual car prototypes using the Autodesk Fusion, VRED™ 3D visualization, generative design, and virtual prototyping software
- Expects to design, manufacture, and develop 50 cars for the action car movie "Autonomo"
- Co-founder Mike McCoy was the CEO of the award-winning entertainment studio Bandito Brothers for 10 years, where he produced and directed the No. 1 box office feature film "Act of Valor"[i] based on the U.S. Navy SEALS
- Co-founder Felix Holst served as the Vice President of Creative for the Hot Wheels division at Mattel and has over twenty years of experience in global manufacturing
- Chief Technology Officer Dr. Slade Gardner was a Fellow at Lockheed Martin Skunk Works and pioneered large scale 3D printing of metal, polymers, and composites for production of aircraft, spacecraft, and other systems at Lockheed Martin

PERKS

*The Company will provide the following "perks" to investors in addition to the Crowd Notes units purchased, at each level of investment defined below, after the Crowd Note units are issued to the investor.

$10,000: First option to purchase a limited edition La Bandita sports car

$25,000: Ticket to attend a desert test session and ride along

COMPANY SUMMARY

Opportunity

Imagine a world where you could design the car of your dreams as easily and intuitively as playing a video game.

Current vehicle manufacturing is stuck in the 20th century and is not leveraging 21st century technologies. Today, there is no easy way for the average consumer to design, engineer, and manufacture a vehicle. A number of technologies, such as crowdsourcing, cloud, virtual/augmented reality, artificial intelligence, and advanced manufacturing, are emerging to help form a design/engineering/manufacturing platform for the 21st century. At the moment, however, those technologies are disconnected dots.



Hackrod aims to connect those dots by providing a powerful service that will redefine the way vehicles are designed, engineered, and manufactured. The company is developing a methodology that will enable the rapid prototyping of bespoke vehicle solutions and place the consumer as co-creator in the automotive space. The consumer will be able to pick and choose custom options, leaving the digital platform to do the hard stuff like component sourcing, engineering analysis, and hardware integration.



The Story

In 2015, Hackrod began research for "Autonomo," an action car movie set in a future battle between autonomous systems and the American dream of the open road — a world where AI and robotic manufacturing empowered young entrepreneurs to realize their wildest automotive visions. Within months, the company realized it was not looking at a distant future but one that was rapidly approaching. The co-founders' backgrounds in design, media, and manufacturing helped them determine that if they could connect a few disparate, emerging technologies and apply their experience, they could realize a future where ordinary consumers could design custom cars. Hackrod was born around the idea that complex design and manufacturing tasks would soon become so simple that the consumer could create their desired item as easily as playing a video game.

Product

La Bandita

The La Bandita speedster will be Hackrod's proof-of-concept car. The car will be designed in mixed reality, engineered by artificial intelligence, and made with advanced manufacturing techniques. At every stage in the development of La Bandita, the Hackrod team is using revolutionary techniques and processes to streamline the development of a complex design. The body was designed and reviewed in VR, negating the need for costly and time consuming scale and full size models. The suspension geometry was captured with 3D scanning of an existing race car and the chassis structure was engineered by an artificial intelligence algorithm. That chassis structure will be 3D printed in aluminum eliminating the need for expensive tooling and allowing the team to make changes to each and every car produced with no impact to production costs. La Bandita will be the vehicle that will bring disparate and emerging technologies together into a new manufacturing paradigm. Once the company proves out the concept with a concierge process, it will then move to automating key tasks such as structural engineering and suspension geometry, bringing the vision of consumer as co-creator vehicle design closer to reality.



La Bandita

Hackrod Digital Platform

After successfully building the La Bandita proof-of-concept car, Hackrod then plans to begin developing its platform. The Hackrod design and manufacturing engine will be a virtual environment that allows users to create a custom vehicle. The cars are expected to be manufactured by 2019, and the company will not hold inventory, own factories, hire laborers, or build cars.

Digital platform will feature:

- Design and component sourcing
- Engineering analysis and performance simulation
- Supply chain management, ordering, and hardware integration
- Scheduling for assembly and final delivery

User will:

- Pick and choose options along the way and add custom touches using a gamelike interface
- See the analysis happen and watch the car design come together
- Test the car in a video game simulator

"Autonomo"

Hackrod CEO Mouse McCoy is producing "Autonomo," a global action car movie. The Hackrod platform will be featured in the main "Autonomo" story arc. "Autonomo" intends to commission Hackrod to design, manufacture, and develop 50 cars for the movie. The "Autonomo" replica cars will also serve as templates for future Hackrod customers to use as starting points for their own unique designs.

Use of Proceeds and Product Roadmap

Hackrod intends to use the proceeds from this round to build out its proof-of-concept car, La Bandita. If the minimum $50,000 is raised, Hackrod intends to use the majority of proceeds on future wages ($20,000) to hire a structural engineering consultant, and on research and development ($20,000). If the maximum $1,070,000 is raised, the company intends to use the majority of proceeds of future wages ($350,000) to hire a COO, digital designer, and structure engineer and on research and development ($175,000).



Business Model

Hackrod intends to generate revenue from 1) subscriptions, 2) upcharges, and 3) commissions.

1. A basic subscription to the platform will be free, and a subscription to save files and unlock tools will cost $5 per month.
2. There will be an upcharge for pro-level storage, third-party engineering validation, and manufacturing logistics.
3. The company will take a 10% commission on all sales transactions including parts, third-party services, custom fabrication, and assembly.

The company will not hold inventory, own factories, hire laborers, or build cars.

TRACTION

Hackrod has partnered with design software company Autodesk, which will play a major role in the design and development of the cars. The Autodesk Dreamcatcher generative design system will form the basis of the cars' designs. Hackrod will be able to create virtual prototypes using the Autodesk VRED™ 3D visualization and virtual prototyping software.



HISTORICAL FINANCIALS

Hackrod plan to begin generating revenue in 2018 upon the completion of the production design for approximately 50 individual vehicles for the "Autonomo" movie. In 2017, the company's expenses totaled approximately $159,000. Outside services accounted for a majority (65%) of total expenses.



Note: Monthly financials have not been audited or subjected to financial review

In 2017, Hackrod had a net loss of approximately $160,000.



Note: Monthly financials have not been audited or subjected to financial review

INDUSTRY AND MARKET ANALYSIS

It is estimated that 79 million automobiles were sold globally in 2017. In the U.S. alone, approximately 6.3 million automobiles were sold in 2017.[ii] Over 1 million luxury automobiles were sold in the U.S. in 2016 with the leading luxury car band in 2016, Mercedes-Benz, selling approximately 340,000 cars.[iii] The U.S. car and automobile manufacturing market generated roughly $95 billion in revenue in 2017.[iv]

Over the past decade, there have been significant improvements in 3D printing, or additive manufacturing technologies, which have revolutionized the design, development, manufacturing, and distribution of products. In the automotive industry, specifically, these improvements have paved the way for fresh designs, better (cleaner, lighter, safer) products, reduced lead times, and lower costs. Advances in both additive manufacturing processes and advanced materials are expected to not only benefit automotive production but also change traditional manufacturing and supply chain pathways.[v] Revenue in the 3D printing automotive market was projected to hit $600 million in 2016 according to SmarTech Publishing. It is expected that market revenue will grow to $2.3 billion by 2021.[vi]

Currently, some vehicle parts such as production dashboards and cooling vents are already made using additive manufacturing. The combination of increased additive manufacturing adoptions and advances in technology could increase the number of additively manufactured components in the future. The graphic below shows a selection of components currently additively manufactured and some that could be additively manufactured in the future.[vii]

Additively manufacturing prototypes of components has saved OEMs millions of dollars in product development costs as well as drastically shortened the required time. For example, it typically costs around $500,000 and takes about four months to create and develop an engine manifold prototype. Additive manufacturing can cut this down to four days with a cost of $3,000.[viii]

Illustrative Applications of Additive Manufacturing in an Automobile



CURRENT

Fluid handling
Applications: Pumps, valves
AM technology: Selective laser melting, electron beam melting
Materials: Aluminum alloys

Manufacturing process
Applications: Prototyping, customized tooling, investment casting
AM technology: Fused deposition modeling, inkjet, selective laser sintering, selective laser melting
Materials: Polymers, wax, hot work steels

Exhaust/emissions
Applications: Cooling vents
AM technology: Selective laser melting
Materials: Aluminum alloys

Exterior/exterior trim
Applications: Bumpers, wind breakers
AM technology: Selective laser sintering
Materials: Polymers

FUTURE

Interior & seating
Applications: Dashboards, seat frames
AM technology: Selective laser sintering, stereo-lithography
Materials: Polymers

Powertrain, drivetrain
Applications: Engine components
AM technology: Selective laser melting, electron beam melting
Materials: Aluminum, titanium alloys

Wheels, tires, & suspension
Applications: Hubcaps, tires, suspension springs
AM technology: Selective laser sintering, inkjet, selective laser melting
Materials: Polymers, aluminum alloys

Frame, body, doors
Applications: Body panels
AM technology: Selective laser melting
Materials: Aluminum alloys

Electronics
Applications: Embedded components such as sensors, single-part control panels
AM technology: Selective laser sintering
Materials: Polymers

OEM components
Applications: Body-in-white
AM technology: Selective laser melting, electron beam melting
Materials: Aluminum, steel alloys

Source: Deloitte analysis.

Graphic: Deloitte University Press | DUPress.com

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Factory Five Racing: Founded in 1995, Factory Five Racing is a manufacturer of build-it-yourself component car kits. Orders can be place online, over the phone, or in person for a $1,000 deposit. After an order is placed, engineers will review the configuration of each order and call to review it with the customer.[ix] Based outside of Boston, the company's products are manufactured in the U.S. Factory Five Racing has a number of available kits, including Roadster kits, '33 Hot Rod kits, a '35 Hot Rod truck kit, Type 65 Coupe kits, and a GTM Supercar kit. Complete kits range from $14,900[x] to $24,9000,[xi] not including wheels or upgraded components.

Divergent 3D: Founded in 2015, Divergent 3D is a 3D-printed auto manufacturing platform. Divergent incorporates 3D-printed joints, or NODEs™, connecting carbon fiber structural materials that results in an industrial-strength chassis that can be assembled in a matter of minutes.[xii] The company built the Blade supercar in 2016 to demonstrate the technology. The company plans to build a factory equipped with high-speed 3D-metal printers, laser cutters, and assembly robots, and it claims this will cut the cost and environmental impact of auto production significantly. Its first factory is expected to open in 2019 in Los Angeles. In November 2017, Divergent 3D raised $65 million in a Series B round to help complete an experimental factory. This brought total funding to over $90 million. The company is currently generating revenue from engineering projects for France's Group PSA and other unnamed automakers.[xiii]

Local Motors: Founded in 2007, Local Motors designs, builds, and sells innovative vehicles. The company is focused on low-volume manufacturing of open-source vehicle designs, using multiple microfactories and a co-creation SaaS platform. In a partnership with IBM and Intel, Local Motors created the open-source connected Rally Fighter concept car. Its most recent product is Olli, the first self-driving vehicle to integrate the cognitive computing capabilities of IBM Watson. Olli is a shuttle that can transport up to eight passengers and travels at max speed of 25 miles per hour.[xiv] In January 2016, Airbus Ventures invested an undisclosed amount in Local Motors.[xv]

EXECUTIVE TEAM



Mike 'Mouse' McCoy, CEO and Co-founder: Mouse is the CEO, Co-founder, and Creative Director of Hackrod. Prior to founding Hackrod, Mouse was the CEO of the award-winning entertainment studio Bandito Brothers. During his 10 years at the helm of Bandito Brothers, he is most proud of architecting the unique branded entertainment model with the U.S. Navy SEALs that led to the No. 1 box office feature film "Act of Valor,"[xvi] which he produced and directed. Following up on that success, Mouse directed the global transmedia campaign Hot Wheels for Real for Mattel that set three Automotive World Records[xvii] and earned a Cannes Gold Lion,[xviii] Clio Gold,[xix] and numerous other awards. Mouse started his career as a professional motorcycle racer with such accolades as winning the Baja 500 and Baja 1000 and starring in the now cult film classic "Dust to Glory." From his racing career, he moved on to being a top Hollywood stuntman, which paved the way for his directorial career. His experience in taking artists' 3D renderings and engineering rapid prototyped manufacturing solutions for the entertainment industry led to the launch of a deep research project in collaboration with Autodesk, called The Future of Making Things.



Felix Holst, Chief Product Officer and Co-founder: Over the past two decades, Felix has pursued a career combining his love of automotive culture and cutting-edge innovation with mass manufacturing and storytelling. After graduating with a degree in Design for Industry at the University of Northumbria in the UK, Felix began his career in the toy industry in 1996. There, he quickly developed the skills to navigate global manufacturing as a designer and built a reputation as an innovator and pragmatic leader. In 1999, Felix left the toy industry to pursue a career in the music industry, performing in the cult British band "The Kustom Built" and witnessing firsthand the disruption the digital music production revolution had on an established industry. In 2004, he returned to the toy industry, moving to Los Angeles and joining the Hot Wheels division at Mattel Inc. Felix served as Vice President of Creative for the division until 2014. For the past two years, alongside his partners at Hackrod, he has been researching the implications of VR design tools, AI-driven design and engineering, and additive manufacturing. With an unfettered belief in the idea that anything is possible, Felix is passionate about empowering design and engineering students and professionals to excel and change the world. With Hackrod, he sees an opportunity to connect the everyday man with the power of mass manufacturing to disrupt an industry for the better.



Slade Gardner, PhD, CTO: Dr. Slade Gardner is a world-leading expert on advanced manufacturing, digitization of manufacturing operations, and digital translations of physical materials science phenomena. As CTO of Hackrod, he is helping to shape manufacturing toward automated and digitally guided work spaces that amplify the power of high-performance computing, AI, networked engineering disciplines, advanced manufacturing, and digital quality assurance. He has advised corporations, institutes, national laboratories, and the U.S. government on strategy, priorities, and development needs on incorporation and industrial application for advanced manufacturing. His technical background includes equipment configuration, materials development, and engineering transition from laboratory to factory to customer for large additive manufacturing, aerospace composite structures, nano-materials, and thermoplastic composites. His technology insertions can be found on spacecraft, aircraft, and sophisticated ground systems and are currently reaching into sporting goods, watercraft, and motor sports. Previously, Slade was a fellow at Lockheed Martin Space Systems and a fellow at Lockheed Martin Aeronautics in the Skunk Works division. He has a PhD in Chemical Engineering from Virginia Polytechnic Institute and State University, where he studied under fellowship from the National Science Foundation Science and Technology Center for High Performance Polymers and Composites. He also holds a BS in Chemical Engineering from Lafayette College.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $7,000,000
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing, or a valuation cap of $7,000,000, whichever results in a lower conversion price. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

DEVELOP3D: Garage bandits
3DPrint.com: Virtual Reality, Artificial Intelligence and 3D Printing Team Up for the Production of the World's First AI-Engineered Car
3Ders.org: Hack Rod brings Mad Max cars to life with 3D printed dune buggies generated by AI
Bloomberg: The Car of the Future Is Coming to Life in the Mojave Desert
Fast Company: Inside The Hack Rod, The World's First AI-Designed Car
Autodesk: Hot-rodders Pioneer A New Manufacturing Revolution

[i] http://www.boxofficemojo.com/movies/?id=actofvalor.htm

[ii] https://www.statista.com/statistics/199974/us-car-sales-since-1951/

[iii] https://www.statista.com/statistics/681399/luxury-vehicles-united-states-premium-vehicle-market-unit-sales/

[iv] https://www.ibisworld.com/industry-trends/market-research-reports/manufacturing/transportation-equipment/car-automobile-manufacturing.html

[v] https://www2.deloitte.com/content/dam/insights/us/articles/additive-manufacturing-3d-opportunity-in-automotive/DUP_707-3D-Opportunity-Auto-Industry_MASTER.pdf

[vi] http://www.machinedesign.com/3d-printing/how-3d-printing-changing-auto-manufacturing

[vii] https://www2.deloitte.com/content/dam/insights/us/articles/additive-manufacturing-3d-opportunity-in-automotive/DUP_707-3D-Opportunity-Auto-Industry_MASTER.pdf

[viii] https://www2.deloitte.com/content/dam/insights/us/articles/additive-manufacturing-3d-opportunity-in-automotive/DUP_707-3D-Opportunity-Auto-Industry_MASTER.pdf

[ix] https://www.factoryfive.com/order-a-kit/

[x] https://www.factoryfive.com/order-a-kit/mk4-challenge-car-kit/

[xi] https://www.factoryfive.com/order-a-kit/gtm-supercar-kit/

[xii] http://www.divergent3d.com/#platform

[xiii] https://www.forbes.com/sites/alanohnsman/2017/11/21/divergent-3d-raises-over-65-million-for-its-car-factory-of-the-future/#3546e23f50fc

[xiv] https://localmotors.com/meet-olli/

[xv] https://www.geekwire.com/2016/airbus-ventures-dips-into-150-million-fund-to-back-3-d-printing-at-local-motors/

[xvi] http://www.boxofficemojo.com/movies/?id=actofvalor.htm

[xvii] https://news.mattel.com/news/hot-wheelsR-sets-third-world-record-in-18-months-with-successful-landing-of-giant-corkscrew-jump

[xviii] https://www.adforum.com/award-organization/6650183/showcase/2012/ad/34467408

[xix] https://clios.com/awards/winner/8028

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Hackrod, Inc.
21700 Oxnard St, Suite 2070
Woodland Hills, CA 91367

Ladies and Gentlemen:

The undersigned understands that Unlimited Tomorrow, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd Note Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 18, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on March 14, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
    i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to

the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

    iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

    v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

    vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

    vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*
    i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*
    i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*
    i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and

Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	21700 Oxnard St, Suite 2070 Woodland Hills, CA 91367 Attention: Michael McCoy
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Pawprint, Inc.
By_____ Name: Title:

EXHIBIT D
Company Pitch Deck

EXHIBIT E
Video Transcript

Narrator:	[00:00:06] Imagine that you could design and build the car of your dreams as easy as playing a video game.
	[00:00:22] The Hackrod digital manufacturing platform is connecting virtual reality with artificial intelligence and advanced manufacturing to make this dream a reality.
	To prove this out, we started by sketching La Bandita, the car that we wanted but nobody made. Quickly moving from sketch to full-scale, photo-real, 3D model, and virtual reality. Allowing us to perfect the design and aerodynamics digitally. Moving back into the physical world and connecting with the internet of things, we deployed sensors and scanners to capture 50 years of automotive knowledge.
	[00:01:35] We harvested massive data sets and used them to teach the artificial intelligence generative design engine what a car experiences. With artificial intelligence and machine learning, we have the power of hundreds of engineers at our fingertips, allowing us to grow optimized engineering solutions for our design requirements. These designs are too complex and expensive for traditional manufacturing. They have to be 3D printed. Hackrod is leading the way in large scale, metal 3D printing.
Slade Gardner:	This is the challenge section. It's that node right there that's really gonna make or break this chassis. What we're doing right here, this is the key.
Michael McCoy:	Right, right, right.
Slade Gardner:	If we can get that node then we can get everything.
Narrator:	We are now ready to print a full scale car in aluminum. La Bandita is not a concept car. It's a proof of concept of an entirely new way to design and manufacture. And if you can build a car this way, you can build anything.
Michael McCoy:	[00:03:09] So it's been a pretty crazy journey to get here overall. Started my career out as a professional motorcycle racer. Started racing when I was a little bitty kid. I was little and pretty quick, so I got the nickname Mouse. From my racing career, I transitioned into stunts and became a stunt man. Transitioned from being a stunt man to movie director.
	My partner in Hackrod, Felix Holst was a head of design for Hot Wheels. And Felix came to me and he said, "Hey man. I want to build Hot Wheels for real. I want to take a kid's fantasy and build it full scale, real life." And I was like, "Whoa. This is killer."
	We got really ambitious.

We went out and we actually built three automotive world records in 18 months.

Coming off of Hot Wheels, we realized that we were in the rapid prototype business. We're taking crazy toy fantasy renderings and we're building them for real, full-scale. Our technology was pretty old school, not that advanced, and we wanted to get way better at it.

I'd been dreaming up and writing my next film Autonomo. I'll give you the log line. "When driving's outlawed, only outlaws will drive." Set against the backdrop of the new industrial revolution, where three kids in a garage have the power of large organizations. The next Porsche and Ferrari are being stood up out of garages all over America. And it was starting to shape out to maybe be the biggest, and definitely most innovate car film of all time. Probably gonna need to build 50 prototype cars for the movie. That's a tall order. "How are we gonna build this movie" became the big question. Now we just went full throttle into researching how we were gonna do this.

Felix Holst: We talked a lot about being these three kids in the garage. And we put ourselves in their shoes. We were like, "Okay. So let's do it. Let's prove it out." So, let's look at the tool sets that these kids could actually use today to set up their car company.

Michael McCoy: What's going on with emerging technologies, it's going to allow us to totally revolutionize the way we build the movie. And Hackrod was born.

As I started to move on, I realized I needed a team. I reached out to Doctor Slade Gardner, the youngest technical fellow in Lockheed Martin Skunk Works history.

Slade Gardner: I was recruited by Lockheed Martin Aeronautics to work in the Skunk Works. I worked in a group that was specifically focused on advanced manufacturing concepts. We were called Project Light Speed. And we were going to change the paradigms of manufacturing for spacecraft and aircraft.

When I was at Skunk Works, I had access to a lot of very sophisticated aerospace tools. I wanted to share these things. I wanted to create the kind of manufacturing capability that someone with less experience than me could use and build whatever it is of their dreams. Now the way that I'm bringing that dream to the world is through Hackrod. If we can build the sports car of our dream using this new digital manufacturing infrastructure, then that's the gift to the world. Anyone can use this infrastructure to build the product of their dream.

Michael McCoy: You got to remember, we've heard this song before. You used to have to be a really skilled musician and have access to a big studio with engineers and all of this infrastructure to have the opportunity to cut an album. We watched the

digital wave move through the music industry. We saw GarageBand pop up. And all of a sudden, kids were cutting albums in their bedroom.

And then, we've seen this movie before. I personally witnessed firsthand, the democratization of the movie business. What used to be big million dollar film camera systems started to become digitized. You all of a sudden had a 4K Go-Pro and a drone. You could make a movie with the gear that fit in your backpack.

What we started to see now was the next industry that was gonna be completely turned on its head was manufacturing.

Felix Holst: What this means is it allows you to get rid off all the bullshit, because it solves so many of those problem from 20th century manufacturing.

Slade Gardner: And, we're going to use machine learning algorithms to build sports cars. And so that's what we've been doing. We've been demonstrating that we can build La Bandita. Once La Bandita is created for the first time, you'll be able to recreate any vehicle using the same process.

Felix Holst: I want there to be a time in the future where I can drag engineering solutions and drop them into place in my computer from a library of thousands of engineering solutions for thousands of products. I want to be able to do it as easy as it is to drag a drum loop in GarageBand, and drop it into your piece that you're working on. I want to be able to drag engineering solutions, so that I don't have to worry as a designer about whether my engineering is good. It is good. I've dragged it, and borrowed it, and then I can sketch and design on top of that. It's infinitely hackable, infinitely modifiable, because it's all just math, and I can produce anything. You'll be able to be your own brand.

Slade Gardner: We're headed to a future reality where you can build the vehicle of your dreams as easy as playing a video game.

Michael McCoy: And if we could build this car this way, we could build anything this way. That's super cool. This used to be science fiction, and now it's becoming science fact. We're proving this out right now.

We've been blazing a pretty high speed trail so far. Yeah, we're raising a little bit of money right now. We're gonna build La Bandita and that proof of concept is gonna show the world that Hackrod's ready to drive the new industrial revolution.